Filed by Legg Mason, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934

Subject Company: Legg Mason, Inc.

Commission File No. 001-8529

Legg Mason, Inc.

Registration Statement on Form S-4

Registration No. 333-160593

[Legg Mason Letterhead]

News Release

For Immediate Release

Investor Relations:

Alan Magleby

410-454-5246

Media:

Mary Athridge

212-805-6035

LEGG MASON ANNOUNCES RESULTS OF EXCHANGE OFFER

FOR ITS EQUITY UNITS

Baltimore, MD – August 12, 2009 – Legg Mason, Inc. (NYSE: LM) today announced the final results of its offer to exchange its Equity Units in the form of Corporate Units (the “Units”). Legg Mason offered to exchange up to 21,850,000, or 95%, of its outstanding Units for 0.8881 of a share of Legg Mason’s common stock and $6.25 in cash per Unit. There are currently 23,000,000 Units outstanding. The exchange offer for the units expired at 12:01 a.m., New York City time, on August 12, 2009.

Legg Mason has been advised by the information and exchange agent that approximately 20,939,212 Units, or about 91.04 percent of the outstanding Units, had been tendered as of the expiration of the exchange offer, including Units tendered via the “Notice of Guaranteed Delivery”, all of which were accepted for exchange by Legg Mason. In accordance with the terms of the offer, Legg Mason will exchange approximately 18.6 million shares of its common stock and approximately $131 million of cash, including cash paid in lieu of fractional shares, for the tendered Units. The consideration for the accepted Units will be delivered promptly to tendering holders by the information and exchange agent. After the consummation of the exchange offer, approximately 2,060,788 Units will remain outstanding.

Citi is acting as lead dealer manager and structuring agent. BofA Merrill Lynch and J.P. Morgan are acting co-managers, and MacKenzie Partners, Inc. is the information and exchange agent for the exchange offer. Additional information regarding the exchange offer, including answers to questions regarding the payment of the exchange consideration, may be obtained at no charge from the information agent at 212-929-5500 or 800-322-2885 (toll-free) or Citi at 212-723-7179, attention Guy Seebohm.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Legg Mason common stock in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Legg Mason

Legg Mason is a global asset management firm, with $657 billion in assets under management as of June 30, 2009. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland. Its common stock and the Corporate Units are listed on the New York Stock Exchange under the symbols “LM” and “LMI,” respectively.

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